Aames 2002-2

Mortgage Pass-Through Certificates

Series 2002-2

Credit Enhancement Report for January 27, 2003 Distribution
Credit Enhancement Report
ACCOUNTS	GROUP 2	GROUP 1	TOTAL
SPACE INTENTIONALLY LEFT BLANK

INSURANCE	GROUP 2	GROUP 1	TOTAL

PMI Premiums	(415.60)	(5,007.05)	(5,422.65)

STRUCTURAL FEATURES	GROUP 2	GROUP 1	TOTAL

Overcollateralization Amount			772,359.30
Overcollateralization Requirement			10,389,564.34
Excess Interest			772,359.30

Page 11 of 27	© COPYRIGHT 2003 Deutsche Bank